Exhibit 21.1

List of CPI Card Group Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
CPI Card Group Inc.	Delaware, USA
CPI CG Inc.	Delaware, USA
CPI Holding Co.	Colorado, USA
CPI Card Group – Colorado, Inc.	Colorado, USA
CPI Card Group – Tennessee, Inc.	Tennessee, USA
CPI Card Group – Minnesota, Inc.	Delaware, USA
CPI Card Group – Indiana, Inc.	Indiana, USA
CPI Card Group International Ltd	United Kingdom